Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

212-596-9677

F 212-646-728-6286

October 23, 2009

David J. Marcinkus

(212) 596-9677

david.marcinkus@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Sally Samuel

Re:	Preliminary Proxy Statements of RS Variable Products Trust (the “Trust”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with the U.S. Securities and Exchange Commission (the “Commission”) on October 13, 2009 (File No. 811-21922) (the “Proxy Statements”).

Dear Ms. Samuel:

This letter responds to comments of the staff of the Commission (the “Staff”) provided verbally by you on October 16, 2009, regarding (i) the preliminary Proxy Statement of the Trust relating to a meeting of shareholders of RS Equity Dividend VIP Series, RS Mid Cap Growth VIP Series, and RS Technology VIP Series, each a series of the Trust, and (ii) the preliminary Proxy Statement of the Trust relating to a meeting of shareholders of Asset Allocation VIP Series, a series of the Trust (collectively with RS Equity Dividend VIP Series, RS Mid Cap Growth VIP Series, and RS Technology VIP Series, the “Funds”). For convenience of reference, your comments have been summarized before each response. Capitalized terms used herein and not otherwise defined herein are used as defined in the Proxy Statements.

1.	Comment: Please fill in any information or data items omitted from the Proxy Statements.

Response: All information and data items omitted from the Proxy Statements will be included in the definitive proxy statements to be provided to the Funds’ shareholders and filed with the Commission pursuant to Section 14(a) under the Exchange Act.

2.

Comment: Wherever it appears in the Proxy Statements, please bold the disclosure that states that if, by the Liquidation Date, a Contract Owner has not yet transferred its interest in its contract or policy to another allocation option, or has not provided transfer instructions to The Guardian Insurance & Annuity Company, Inc. (“GIAC”), upon the liquidation of a Fund, GIAC will transfer any amount received from the liquidating Fund to RS Money Market VIP Series, a separate series of the Trust, as a substitute for the Contract Owner’s interest in the Fund.

Response: The requested change will be made.

3.	Comment: On page 2 of the Proxy Statement relating to RS Equity Dividend VIP Series, RS Mid Cap Growth VIP Series, and RS Technology VIP Series, please clarify whether the $4,786 in costs expected to be incurred in printing and mailing the Proxy Statement is in addition to the $15,000 expected to be paid in connection with the solicitation of voting instructions. Please clarify the corresponding disclosure in the Proxy Statement relating RS Asset Allocation VIP Series.

Response: The definitive form of proxy statement relating to RS Equity Dividend VIP Series, RS Mid Cap Growth VIP Series, and RS Technology VIP Series will be revised as follows:

In addition, the firm of Broadridge Financial Solutions, Inc. (“Broadridge”) has been retained to assist in the solicitation of voting instructions at a cost that is not expected to exceed $15,000 (of which $6,025 represents a fixed fee and the remainder represents expenses that could vary). In addition to amounts expected to be paid to Broadridge, an additional $4,786 in costs is expected to be incurred in printing and mailing expenses.

Similar changes will be made to the corresponding disclosure in the Proxy Statement relating to RS Asset Allocation VIP Series.

* * * * *

Should you have any questions, please do not hesitate to call me at (212) 596-9677. Thank you for your assistance.

Very truly yours,

/S/    DAVID J. MARCINKUS

David J. Marcinkus

cc:	Benjamin L. Douglas, RS Variable Products Trust

Marianne E. Clark, RS Investment Management Co. LLC

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP

Matthew Gaarder-Wang, Ropes & Gray LLP

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